PROXY RESULTS (Unaudited)
Cohen & Steers REIT &
Preferred Income Fund shareholders voted on the following proposals at the annual meeting held on April 30, 2009. The description of each proposal and number of shares voted are as follows:

Common Shares
			Shares Voted	Authority
			     For	Withheld
To Elect Directors
George Grossman	 	 40,405,375 	 3,578,218
Robert H. Steers	 40,721,120 	 3,262,473
C. Edward Ward, Jr.	 40,447,277 	 3,536,317